Filed Pursuant to Rule 424(b)(3)
Registration No. 333-255100

PROSPECTUS SUPPLEMENT NO. 5
(TO PROSPECTUS DATED MAY 27, 2022)

7,620,000
Units consisting of
Common Shares or
Pre-Funded Warrants to Purchase Common Shares and
Class A Warrants to Purchase Common Shares

Performance Shipping Inc.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated May 27, 2022 (“Prospectus”) of Performance Shipping Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-255100).

On July 19, 2022, the Company filed a Current Report on Form 6-K with the U.S. Securities and Exchange Commission (the “Commission”) as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 19, 2022.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the interim unaudited consolidated financial statements of Performance Shipping Inc. for the financial quarter ended March 31, 2022.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, and the Company’s registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(Registrant)

Dated: July 19, 2022

/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1

PERFORMANCE SHIPPING INC.

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at March 31, 2022 (unaudited) and December 31, 2021
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	March 31, 2022	December 31, 2021
CURRENT ASSETS:
Cash and cash equivalents	$8,185	$9,573
Accounts receivable, net of provision for credit losses (Note 4)	6,104	3,792
Deferred voyage expenses	279	58
Inventories	2,714	4,286
Prepaid expenses and other assets	4,121	1,670
Current assets from discontinued operations (Note 3)	47	47
Total current assets	21,450	19,426

FIXED ASSETS:
Vessels, net (Note 6)	122,408	123,036
Property and equipment, net	125	151
Total fixed assets	122,533	123,187

NON-CURRENT ASSETS:
Right of use asset under operating leases (Note 8)	61	84
Deferred charges, net	2,064	1,408
Other non-current assets (Note 6)	-	819
Total non-current assets	2,125	2,311
Total assets	$146,108	$144,924

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term bank debt, net of unamortized deferred fin. costs (Note 7)	$7,793	$7,788
Related party financing, current, net of unamortized deferred fin. costs (Note 5)	4,813	-
Accounts payable, trade and other	4,657	5,742
Due to related parties (Note 5)	272	127
Accrued liabilities	1,818	1,342
Lease liabilities, current (Note 8)	51	66
Current liabilities from discontinued operations (Note 3)	120	120
Total current liabilities	19,524	15,185

LONG-TERM LIABILITIES:
Long-term bank debt, net of unamortized deferred financing costs (Note 7)	40,160	42,110
Other liabilities, non-current	264	262
Long-term lease liabilities (Note 8)	10	18
Commitments and contingencies (Note 8)	-	-
Total long-term liabilities	40,434	42,390

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 793,657 and 0 issued and outstanding as at March 31, 2022 and December 31, 2021, respectively (Note 9)	8	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 2,592,421 and 5,082,726 issued and outstanding as at March 31, 2022 and December 31, 2021, respectively (Note 9)	26	51
Additional paid-in capital (Note 9)	467,608	457,439
Other comprehensive loss	(2)	(2)
Accumulated deficit	(381,490)	(370,139)
Total stockholders’ equity	86,150	87,349
Total liabilities and stockholders’ equity	$146,108	$144,924

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Operations
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2022	2021
REVENUE:
Revenue (Note 4)	$8,568	$8,397

EXPENSES:
Voyage expenses	3,380	4,936
Vessel operating expenses	3,327	2,878
Depreciation and amortization of deferred charges (Note 6)	2,013	1,816
General and administrative expenses (Notes 5 and 9)	1,508	1,503
Provision for credit losses and write offs (Note 4)	22	7
Foreign currency losses / (gains)	(46)	51
Operating loss	$(1,636)	$(2,794)

OTHER INCOME / (EXPENSES)
Interest and finance costs (Notes 5 and 7)	(445)	(467)
Interest income	1	8
Total other expenses, net	$(444)	$(459)

Net loss from continuing operations	$(2,080)	$(3,253)
Deemed dividend on Series B preferred stock upon exchange of common stock	(9,271)	-
Dividends on Series B preferred stock (Note 10)	(127)	-

Net loss attributable to common stockholders from continuing operations	$(11,478)	$(3,253)

Net income attributable to common stockholders from discontinued operations	$-	$400

Total net loss attributable to common stockholders	$(11,478)	$(2,853)

Loss per common share, basic and diluted, continuing operations (Note 10)	$(3.43)	$(0.65)

Earnings per common share, basic and diluted, discontinued operations (Note 10)	$-	$0.08

Loss per common share, basic and diluted, total (Note 10)	$(3.43)	$(0.57)

Weighted average number of common shares, basic and diluted (Note 10)	3,345,664	5,007,493

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Comprehensive Loss
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of U.S. Dollars)

	2022	2021

Net loss from continuing and discontinued operations	$(2,080)	$(2,853)
Comprehensive loss from continuing and discontinued operations	$(2,080)	$(2,853)

The accompanying notes are an integral part of these unaudited interim  consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Stockholders’ Equity
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Other Comprehensive Income / (Loss)	Accumulated Deficit	Total
	# of Shares	Par Value	# of Shares	Par Value

Balance, December 31, 2020	5,082,726	$51	-	$-	$457,171	$8	$(360,433)	$96,797
Net loss	-	-	-	-	-	-	(2,853)	(2,853)
Compensation cost on restricted stock & stock options award (Note 9)	-	-	-	-	80	-	-	80
Balance, March 31, 2021	5,082,726	51	-	-	457,251	8	(363,286)	94,024

Balance, December 31, 2021	5,082,726	$51	-	$-	$457,439	$(2)	$(370,139)	$87,349
Net loss	-	-	-	-	-	-	(2,080)	(2,080)
Common shares exchanged for Series B preferred shares	(2,834,612)	(28)	793,657	8	9,291	-	(9,271)	-
Compensation cost on restricted stock awards (Note 9)	-	-	-	-	67	-	-	67
Issuance of common stock, net of issuance costs (Note 9)	344,307	3	-	-	811	-	-	814
Balance, March 31, 2022	2,592,421	$26	793,657	$8	$467,608	$(2)	$(381,490)	$86,150

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Cash Flows (continuing and discontinued operations)
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of U.S. Dollars)

	2022	2021
Cash Flows used in Operating Activities:
Net loss	$(2,080)	$(2,853)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of deferred charges (Notes 3 and 6)	2,013	1,816
Amortization of deferred financing costs	45	37
Compensation cost on restricted stock and stock option awards (Note 9)	67	80
(Increase) / Decrease in:
Accounts receivable	(2,312)	(1,067)
Deferred voyage expenses	(221)	(68)
Inventories	1,572	(2,425)
Prepaid expenses and other assets	(2,451)	213
Right of use asset under operating leases	23	30
Other non-current assets	242	-
Increase / (Decrease) in:
Accounts payable, trade and other	(1,120)	1,750
Due to related parties	145	27
Accrued liabilities	472	1,108
Other liabilities, non current	2	(1)
Lease liabilities under operating leases	(23)	(30)
Drydock costs	(237)	-
Net Cash used in Operating Activities	$(3,863)	$(1,383)
Cash Flows used in Investing Activities:
Payments for vessels’ improvements (Note 6)	(1,160)	(250)
Property and equipment additions	(1)	(3)
Net Cash used in Investing Activities	$(1,161)	$(253)
Cash Flows provided by / (used in) Financing Activities:
Proceeds from related party loans (Note 5)	5,000	-
Repayments of long-term bank debt (Note 7)	(1,978)	(1,978)
Issuance of common stock, net of issuance costs (Note 9)	814	-
Payments of financing costs (Note 5)	(200)	-
Net Cash provided by / (used in) Financing Activities	$3,636	$(1,978)
Net decrease in cash, cash equivalents and restricted cash	$(1,388)	$(3,614)
Cash, cash equivalents and restricted cash at beginning of the year	$9,574	$21,378
Cash, cash equivalents and restricted cash at end of the period	$8,186	$17,764
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the period	$8,186	$17,764
Cash, cash equivalents and restricted cash at the end of the period	$8,186	$17,764
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing activities	$39	$-
Interest payments, net of amounts capitalized	$363	$413

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

1.     General Information

Company’s identity

The accompanying unaudited interim consolidated financial statements include the accounts of Performance Shipping Inc. (or “Performance”) and its wholly-owned subsidiaries (collectively, the “Company”). Performance was incorporated as Diana Containerships Inc. on January 7, 2010, under the laws of the Republic of the Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On February 19, 2019, the Company’s Annual Meeting of Shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to change the name of the Company from “Diana Containerships Inc.” to “Performance Shipping Inc.”, which was effected on February 25, 2019.  The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “PSHG”.

The Company is a global provider of shipping transportation services through the ownership of tanker vessels, while it owned container vessels since its incorporation through August 2020 (Note 3). The Company operates its fleet through Unitized Ocean Transport Limited (the “Manager” or “UOT”), a wholly-owned subsidiary. The fees payable to UOT are eliminated in consolidation as intercompany transactions.

Financial Statements’ presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2021 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2022 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2022 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

The consolidated balance sheet as of December 31, 2021 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Following the sale of all Company’s container vessels in 2020, the Company’s results of operations of the container vessels, as well as their assets and liabilities, are reported as discontinued operations for all periods presented in the accompanying consolidated financial statements (Note 3). For the statement of cash flows, the Company elected the alternative of combining cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category, and as such, no separate disclosure of cash flows from discontinued operations is presented in the statement of cash flows.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Other matters

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines, travel restrictions, and other emergency public health measures in an effort to contain the outbreak. Such measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, which has reduced the global demand for oil and oil products, which the Company’s vessels transport, and has exposed the Company to the risk of volatility in the near-term. During the global gradual recovery from COVID-19, the Company continues to take proactive measures to ensure the health and wellness of its crew and onshore employees while endeavoring to maintain effective business continuity and uninterrupted service to its customers. During the three months periods ended March 31, 2022 and 2021, the Company incurred increased costs as a result of the restrictions imposed in various jurisdictions creating delays and additional complexities with respect to port calls and crew rotations. In addition, during the three months period ended March 31, 2022 and 2021, the Company’s revenues were impacted by the spot tanker rates which have come under pressure since mid-May 2020 due to record OPEC+ oil production cuts and lower production from other oil producing countries, which reduced crude exports, and the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 global pandemic may have direct or indirect impact on the Company’s business and the related financial reporting implications cannot be reasonably estimated at this time, although it could materially affect the Company’s business, results of operations and financial condition in the future. As of March 31, 2022, the impact of the outbreak of COVID-19 virus continues to unfold. As a result, many of the Company’s estimates and assumptions carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.  The overall impact of COVID-19 on the Company’s business, and the efficacy of any measures the Company takes in response to the challenges presented by the COVID-19 pandemic, will depend on how the outbreak further develops, the duration and extent of the restrictive measures that are associated with the pandemic and their impact on global economy and trade, which is still uncertain and may not be fully reflected in the Company’s financial results for the period ended March 31, 2022.

Furthermore, the recent outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict could result in the imposition of further economic sanctions against Russia and given Russia’s role as a major global exporter of crude oil, the Company’s business may be adversely impacted. Currently, none of the Company’s contracts have been affected by the events in Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

2.     Significant Accounting Policies and Recent Accounting Pronouncements

A discussion of the Company’s significant accounting policies and the recent accounting pronouncements can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 11, 2022. There have been no material changes to these policies or pronouncements during the three months ended March 31, 2022, except as disclosed below:

Exchange of Common Shares for Shares of Convertible Preferred Stock: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine whether the preferred shares should be classified as permanent equity, temporary equity or liability.  In cases of exchanges of common stock for preferred stock, the Company values separately the common stock and the preferred stock on the date of the exchange.  When the Company determines that on the measurement date there is an excess value of the preferred stock, as compared to the fair value of the common shares exchanged, that value represents a dividend to the preferred holders, which should be deducted from the net loss from continuing operations to arrive at the net loss available to common stockholders from continuing operations.

Reference Rate Reform (Topic 848): In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this Update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. An entity may elect to apply the amendments in this Update to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020.  An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship. ASU 2020-04 can be adopted as of March 12, 2020.  As of March 31, 2022, the Company has not yet elected any optional expedients provided in the standard and the Company does not currently have any contracts that have been changed to a new reference rate. The Company will apply the accounting relief as relevant contract and hedge accounting relationship modifications are made during the reference rate reform transition period and will continue to evaluate the potential impact of this standard on its consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

3.     Discontinued Operations

Since August 2019, upon the delivery of the Company’s first tanker vessel “Blue Moon”, through August 2020, when the last container vessel “Domingo” was sold, the Company’s fleet was a mixture of container and tanker vessels. Accordingly, the Company had determined that it would operate under two reportable segments, one relating to its operations of container vessels (containers’ segment) and one to the operations of tanker vessels (tankers’ segment). Concurrently with the acquisition of its first tanker vessels, as the market environment for the Company’s containers fleet continued to be negative and with difficult employment opportunities, management initiated a number of actions for the gradual disposal of the whole container vessels’ fleet, although no decision at that time was reached for a strategic shift to a different segment.  In the first months of 2020, the Company acquired two additional tanker vessels. In August 2020, at the time when the fleet’s last container vessel was sold, the Company evaluated the results of the tanker vessels owned since 2019 and assessed the prospects of the specific segment as positive. At that time, the Company determined that its decision to exit the container segment represented a strategic shift to the exclusive ownership of tanker vessels and further assessed that the disposal of all its container vessels constituted a disposal of an entity’s segment, that will have a major effect on the Company’s operations and financial results. Furthermore, the Company determined that it would not have continuing involvement in the operation of the disposed assets. In this respect, the results of operations of the container vessels, as well as their assets and liabilities, are reported since 2020 as discontinued operations for all periods presented in the accompanying consolidated financial statements.

Below are presented summarized the operating results of the discontinued operations for the three months ended March 31, 2022 and 2021, as well as the balance sheet information on the Company’s discontinued operations as of March 31, 2022 and December 31, 2021:

	March 31,
	2022	2021
Items constituting net income from discontinued operations
Other income	-	400
Net income from discontinued operations	-	400

	March 31, 2022	December 31, 2021
Carrying amounts of major classes of assets of discontinued operations
Cash and cash equivalents	$1	$1
Accounts receivable, trade	17	17
Prepaid expenses and other assets	29	29
Total major classes of current assets of discontinued operations	47	47
Carrying amounts of major classes of liabilities of discontinued operations
Accounts payable, trade and other	119	115
Accrued liabilities	1	5
Total major classes of current liabilities of discontinued operations	120	120

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

4.     Revenue, Accounts Receivable and Provision for Credit Losses

Revenue and Accounts Receivable

The Company’s tanker vessels have been employed since their acquisition under time and voyage charter contracts, and since 2021 the Company also charters some of its vessels under pool arrangements. Accordingly, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool charters).

For the three months ended March 31, 2022, Revenue from continuing operations amounted to $4,109 from spot charters, to $0 from time-charters and to $4,459 from pool charters. For the three months ended March 31, 2021, Revenue from continuing operations amounted to $5,509 from spot charters, and to $2,888 from time-charters.

As of March 31, 2022, the balance of Accounts receivable, net, for the continuing operations amounted to $2,849 for the spot charters (of which $188 relates to contract assets), to $0 for the time-charters and to $3,255 for the pool charters. As of December 31, 2021, the balance of Accounts receivable, net, for the continuing operations amounted to $2,037 for the spot charters (of which $196 relates to contract assets), to $2 for the time-charters and to $1,753 for the pool charters.

For the three months ended March 31, 2022 and 2021, charterers that accounted for more than 10% of the Company’s revenue, were as follows:

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Charterer	2022	2021
A	10%	30%
B	-	10%
C	-	12%
D	-	26%
E	15%	-
F	52%	-

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $282 and to $405 as of March 31, 2022 and December 31, 2021, respectively.

Credit Losses Provision

The Company, in estimating its expected credit losses, gathers annual historical losses on its freight and demurrage receivables since 2019 when the Company’s tanker vessels firstly operated in the spot market, and makes forward-looking adjustments in the estimated loss ratio, which is re-measured on an annual basis. As of March 31, 2022 and December 31, 2021, the balance of the Company’s allowance for estimated credit losses on its outstanding freight and demurrage receivables were $104 and $121, respectively, and is included in Accounts receivable, net of provision for credit losses in the accompanying consolidated balance sheets. For the three months ended March 31, 2022 and 2021, the Provision for credit losses and write offs in the accompanying consolidated statements of operations includes changes in the provision of estimated losses of $(16) and $7, respectively, and for 2022 it also includes an amount of $38 representing demurrages write offs. No allowance was recorded on insurance claims as of March 31, 2022 and December 31, 2021, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date was on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

5.     Transactions with Related Parties

(a)          Pure Brokerage and Shipping Corp. (“Pure Brokerage”): Pure Brokerage, a company controlled by the Company’s Chairperson of the Board Aliki Paliou, provides brokerage services to the Company since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee per each tanker vessel owned by the Company. Pure Shipbroking may also, from time to time, receive sale and purchase commissions and chartering commissions on the gross freight and hire revenue of the tanker vessels, depending on the respective charter parties’ terms.

For the three months ended March 31, 2022, commissions and brokerage fees to Pure Brokerage amounted to $107 and $45, and for the three months ended March 31, 2021 to $101 and $45, respectively, and are included in Voyage expenses and in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at March 31, 2022 and December 31, 2021, an amount of $175 and $63 was payable to Pure Brokerage and is reflected in Due to related parties in the accompanying consolidated balance sheets.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(b)           Mango Shipping Corp (“Mango”) : On March 2, 2022, the Company entered into an unsecured credit facility with Mango, whose beneficial owner is Aliki Paliou, of up to $5.0 million, for general working capital purposes. The loan has a term of one year from the date of the agreement, bears interest of 9.0% per annum, and would be drawn in arrears at the Company’s request. The agreement also provided for arrangement fees of $200 payable on the date of the agreement, and commitment fees of 3.00% per annum on any undrawn amount until the maturity date.  As of March 31, 2022, the full amount of $5,000 has been drawn under the credit facility, and it is included in Related party financing, current, net of unamortized deferred financing costs in the accompanying consolidated balance sheets. For the three months ended March 31, 2022, interest and commitment fees incurred in connection with the Mango loan amounted to $26 and are included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations. Arrangement fees of $200 were capitalized contra to debt and are amortized over the facility period under the straight-line method, while amortization of arrangement fees for the three months ended March 31, 2022 amounted to $13 and are also included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations.

Tender Offer to Exchange Common Shares for Shares of Series B Convertible Cumulative Perpetual Preferred Stock: In December 2021, the Company commenced an offer to exchange up to 4,066,181 of its then issued and outstanding common shares, par value $0.01 per share, for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01, at a ratio of 0.28 Series B Preferred Shares for each common Share.  The tender offer expired on January 27, 2022, and a total of 2,834,612 common shares were validly tendered and accepted for exchange, which resulted in the issuance of 793,657 Series B Preferred Shares, out of which 657,396 are beneficially owned by Aliki Paliou and 28,171 are beneficially owned by Andreas Michalopoulos.

6.     Vessels, net

The amounts of Vessels, net in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2021	$136,782	$(13,746)	$123,036
Transfer from other non-current assets	558	-	558
Vessels’ improvements	660	-	660
Depreciation	-	(1,846)	(1,846)
Balance, March 31, 2022	$138,000	$(15,592)	$122,408

During the three-months ended March 31, 2022, the Company capitalized an amount of $660 and also an amount of $558 was transferred from other non-current assets, representing costs for the installation of ballast water treatment system on the vessel “Blue Moon”.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

7.      Long-Term Debt

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	March 31, 2022	Current	Non- current	December 31, 2021	Current	Non- current

Nordea Bank secured term loan	$23,467	$3,740	$19,727	$24,403	$3,740	$20,663
Piraeus Bank secured term loan	24,744	4,171	20,573	25,786	4,171	21,615
less unamortized deferred financing costs	(258)	(118)	(140)	(291)	(123)	(168)
Total debt, net of deferred financing costs	$47,953	$7,793	$40,160	$49,898	$7,788	$42,110

Secured Term Loans: The Company, through its vessel-owning subsidiaries, has entered into two long term loan agreements with certain financial institutions (as described below) to partially finance the acquisition cost of its tanker vessels. The loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment, and bear variable interest at LIBOR plus a fixed margin ranging from 2.75% to 2.85%. Their maturities fall due in July and December 2024, and at each utilization date, arrangement fees of 1.00% were paid. The term loans are collateralized by the Company’s five tanker vessels, whose aggregate net book value as of March 31, 2022 was $122,408.

In July 2019, the Company, through two of its vessel-owning subsidiaries, entered into a loan agreement with Nordea Bank Abp, Filial i Norge (“Nordea Bank”) for a senior secured term loan facility of up to $33,000, to partially finance the acquisition cost of the tanker vessels “Blue Moon” and “Briolette”. In December 2019 and in March 2020, the Nordea Bank loan was twice amended and restated to increase the loan facility to up to $47,000 and $59,000, respectively, to partially support the acquisition cost of the tanker vessels “P. Fos” and “P. Kikuma”, respectively. In December 2020, the Company entered a Deed of Release with Nordea Bank, according to which the borrowers of the vessels “P. Fos” and “P. Kikuma” were released from all obligations under the agreement, in connection with the re-finance by Piraeus Bank S.A. (described below). Also in December 2020, the Company entered into a Supplemental Loan Agreement with Nordea Bank, to amend the existing repayment schedules of the “Blue Moon” and “Briolette” tranches and to amend the major shareholder’s clause included in the agreement.

In December 2020, the Company, through three of its vessel-owning subsidiaries, entered into a loan agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a senior secured term loan facility of up to $31,526, to refinance the existing indebtedness of the vessels “P. Fos” and “P. Kikuma” with Nordea Bank, described above, and partially finance the acquisition cost of the vessel “P. Yanbu”. The three borrowers utilized in December 2020 an aggregate amount of $29,958 under the loan agreement, and no amount remained available for drawdown thereafter.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The Nordea and Piraeus Bank loans are guaranteed by Performance Shipping Inc. and are also secured by first priority mortgages over the financed fleet, first priority assignments of earnings, insurances and of any charters exceeding durations of two years, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings. The loan agreements also require a minimum hull value of the financed vessels, impose restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, include customary financial covenants and require at all times during the facility period a minimum cash liquidity. In November 2021, the Company’s lenders Nordea Bank and Piraeus Bank have provided their consent for a reduction of the Company’s minimum liquidity requirement from $9,000 to $5,000, with an effective date December 31, 2021 through June 30, 2022 and September 30, 2022, respectively. As at March 31, 2022 and December 31, 2021, the compensating cash balance required under the loan agreements is included in Cash and cash equivalents in the accompanying consolidated balance sheets. As at March 31, 2022 and December 31, 2021, the Company was in compliance with all of its loan covenants.

The weighted average interest rate of the Company’s bank loans for the three months ended March 31, 2022 and 2021, was 2.95% and 2.93%, respectively.

For the three months ended March 31, 2022 and 2021, interest expense on long-term bank debt amounted to $364, and $418, respectively, and is included in Interest and finance costs in the accompanying unaudited interim consolidated statement of operations. Accrued interest on bank debt as of March 31, 2022, and December 31, 2021, amounted to $53 and $69, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets.

As at March 31, 2022, the maturities of the debt facilities described above, are as follows:

Principal Repayment
April 1, 2022 through March 31, 2023	$7,911
April 1, 2023 through March 31, 2024	7,911
April 1, 2024 through December 31, 2024	32,389
Total	$48,211

8.     Commitments and Contingencies

(a)  Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any claims or contingent liabilities, which should be disclosed, or for which a provision should be established and has not in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the protection and indemnity association (“P&I Association”) in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

(b)  The Company rents its office spaces in Greece under various lease agreements with unaffiliated parties. The durations of these agreements vary from a few months to 3 years and certain of these contracts also bear the option for the Company to extend the lease terms for further periods. Under ASC 842, the Company, as a lessee, has classified these contracts as operating leases and accordingly, a lease liability of $61 and $84, respectively, and an equal right-of-use asset based on the present value of future minimum lease payments for the fixed periods of each contract have been recognized on the March 31, 2022 and December 31, 2021 balance sheets. The monthly rent cost under the existing as of March 31, 2022 lease agreements are $8 (based on the exchange rate of Euro/US Dollar $1.109 as of March 31, 2022). Rent costs have been reduced for the Company for 2021 as a result of COVID 19-relief measures applied by the Greek government, as the lessor was partially reimbursed for these rent payments by the state for the first semester of 2021. Accordingly, rent expenses amounted to $23 and $0 for the three months ended March 31, 2022 and 2021, respectively, and are included in General and administrative expenses in the accompanying unaudited interim consolidated financial statements.  The Company assessed in 2021 that the rent concession qualifies for the election and elected to not evaluate whether a concession provided due to COVID-19 is a lease modification under ASC 842. The Company has assessed the right of use asset recognized for office leases for impairment and concluded that no impairment charge should be recorded as March 31, 2022, as no impairment indicators existed.

The following table sets forth the Company’s undiscounted office rental obligations as at March 31, 2022:

Amount
Year 1	$57
Year 2	10
Total	$67
Less imputed interest	-6
Present value of lease liabilities	$61

Lease liabilities, current	51
Lease liabilities, non- current	10
Present value of lease liabilities	$61

9.     Changes in Capital Accounts

(a)          Company’s Preferred Stock: As of March 31, 2022, and December 31, 2021, the Company’s authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share. Of these preferred shares, 1,250,000 have been designated Series A preferred shares and 1,200,000 have been designated Series B preferred shares. As of March 31, 2022, 793,657 Series B preferred shares were issued and outstanding, while as of December 31, 2021, no preferred stock was issued and outstanding.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(b)          Tender Offer to Exchange Common Shares for Shares of Series B Convertible Cumulative Perpetual Preferred Stock: In December 2021, the Company commenced an offer to exchange up to 4,066,181 of its then issued and outstanding common shares, par value $0.01 per share, for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01, at a ratio of 0.28 Series B Preferred Shares for each common Share.

The Company pays 4.00% annual dividend on the Series B Preferred Shares, on a quarterly basis, either in cash, or, at the Company’s option, through the issuance of additional common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date. Each Series B Preferred Share has no voting rights and is convertible at the option of the holder during  a period of 30 days starting in the first anniversary of issuance, and for additional cash consideration of $7.50 per converted Series B Preferred Share, into two Series C Preferred Shares (see description below).  Each Series B Preferred Share will have a fixed liquidation preference of $25.00 per share. The Series B Preferred Shares are not subject to mandatory redemption or to any sinking fund requirements, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. Finally, Series B Preferred Shares rank senior to common shares with respect to dividend distributions and distributions upon any liquidation, winding up or dissolution of the Company. The tender offer expired on January 27, 2022, and a total of 2,834,612 common shares were validly tendered and accepted for exchange, which resulted in the issuance of 793,657 Series B Preferred Shares (with aggregate liquidation preference of $19,841), out of which 657,396 are beneficially owned by Aliki Paliou and 28,171 are beneficially owned by Andreas Michalopoulos. For the three months ended March 31, 2022, dividends accrued but not declared on Series B preferred shares amounted to $127.

The Series C Preferred Shares, par value $0.01 and $25.00 liquidation preference, will be established not earlier than one year from the date of original issuance of the Series B Preferred Shares. Their material anticipated terms are as follows: the Company will pay a 5.00% annual dividend on the Series C Preferred Shares either in cash, or, at the Company’s option, through the issuance of additional common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date; the Series C Preferred Shares will be convertible to Common Shares, at the option of the holder at any time and from time to time after six months from the date of original issuance of such Series C Preferred Shares, in whole or in part, at a conversion price equal to $5.50 per Common Share (as adjusted). Each Series C Preferred Share shall be entitled to a number of votes equal to the number of shares of Common Stock into which the share is then convertible multiplied by 10. Holders of the Series C Preferred Shares shall be entitled to vote with holders of Common Shares, voting together as a single class (with certain exceptions).

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

In its assessment for the accounting of the Series B preferred stock, the Company has taken into consideration the provisions of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the Series B preferred shares should be classified as permanent equity rather than temporary equity or liability.  The preferred stock was measured as of the date of closing of the tender offer, being January 27, 2022, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $18,030. The fair value of the preferred stock was estimated using the Black & Scholes model and weighted the possibilities: a) that the Series B are not further exchanged for Preferred C shares, b) that the Series B are converted to Series C on the applicable conversion date and further assumed that there is no further conversion of the Series C preferred shares to common shares and c) that the Series C are further converted to common shares. Moreover, the Company’s valuation used the following assumptions: (a) 4% dividend yield for the Series B preferred stock and 5% dividend yield for the Series C preferred stock, assumed based on stated dividend policy for the Series B preferred shares, and expected dividend policy for the Series C preferred shares, (b) weighted average expected volatility of 65%, (c) risk free rate of 0.74% determined by management using the applicable 1-year treasury yield as of the measurement date, (d) market value of common stock of $3.09 and (e) expected life of  convertibility option of the Series C preferred shares to common shares of 5 years as at September 2, 2023. The Company’s valuation determined that the exchange resulted in an excess value of the Series B preferred shares of $9,271, or $11.68 per preferred share, as compared to the fair value of the common shares exchanged, that was transferred from the common holders to the preferred holders on the measurement date, and that that value represented a deemed dividend to the preferred holders, that should be deducted from the net loss from continuing operations to arrive at the net loss available to common stockholders from continuing operations (Note 10). The fair value of the common shares exchanged on the measurement date of $8,759 was determined through Level 1 inputs of the fair value hierarchy (quoted market price on the date of the exchange).

(c)          Compensation Cost on Stock Option Awards: On January 1, 2021, the Company granted to its Chief Financial Officer stock options to purchase 120,000 of the Company’s common shares as share-based remuneration. The stock options, which were granted pursuant to, and in accordance with, the Company’s Equity Incentive Plan, have been approved by the Company’s board of directors, and have a term of five years. The exercise prices of the options are as follows: 30,000 shares for an exercise price of $10.00 per share, 25,000 shares for an exercise price of $12.50 per share, 20,000 shares for an exercise price of $15.00 per share, 15,000 shares for an exercise price of $20.00 per share, 15,000 shares for an exercise price of $25.00 per share, and 15,000 shares for an exercise price of $30.00 per share.

In its assessment for the accounting of the stock options awards, the Company has taken into consideration the provisions of ASC 718 “Compensation – Stock Compensation” and determined that these stock options should be classified as equity rather than liability.  The award was measured on the grant date, being January 1, 2021, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $134. The fair value of the stock option was estimated using the binomial-pricing model with the following assumptions: (a) 6% dividend yield, assumed based on Company’s stated dividend policy and existing capital structure, (b) weighted average expected volatility of 75%, (c) risk free rate of 0.36% determined by management using the applicable 5-year treasury yield as of the measurement date, (d) market value of common stock of $4.64 and (e) expected life of 5 years as at January 1, 2021. Until March 31, 2022, no stock options were exercised, and in the three months ended March 31, 2021, an amount of $6 was recognized as compensation cost in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(d)          Compensation Cost on Restricted Common Stock: On December 30, 2020, the Company’s Board of Directors approved an amendment to the 2015 Equity Incentive Plan (or the “Plan”), to increase the aggregate number of shares issuable under the plan to 538,830 shares, and further approved 67,225 restricted common shares to be issued on the same date as an award to the Company’s directors. The fair value of the award was $320 and was calculated by using the share closing price of December 29, 2020. One fourth of the shares vested on December 30, 2020, and the remainder three fourths would vest ratably over three years from the issuance date. As at March 31, 2022, 471,605 restricted common shares remained reserved for issuance under the Plan.

Following the resignation of four of the Company’s board members on February 28, 2022, their restricted shares were vested in an accelerative manner and the Company recognized the corresponding compensation cost during the first quarter of 2022. During the three months ended March 31, 2022 and 2021, the aggregate compensation cost on restricted stock amounted to $67 and $80 respectively, and is included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. At March 31, 2022 and December 31, 2021, the total unrecognized compensation cost relating to restricted share awards was $92 and $159, respectively.

During the three months ended 2022 and 2021, the movement of the restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2020	100,099	$6.71
Granted	-	-
Vested	(49,681)	8.70
Forfeited or expired	-	-
Outstanding at March 31, 2021	50,418	$4.76
Granted	-	-
Vested	(16,807)	4.76
Forfeited or expired	-	-
Outstanding at December 31, 2021	33,611	4.76
Granted	-	-
Vested	(23,107)	4.76
Forfeited or expired	-	-
Outstanding at March 31, 2022	10,504	$4.76

As at March 31, 2022, the weighted-average period over which the total compensation cost related to non-vested restricted stock, as presented above, is expected to be recognized, is 1.25 years.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(e) At The Market (“ATM”) Offering: On March 5, 2021, the Company entered into an At The Market (or “ATM”) Offering Agreement with H.C. Wainwright & Co., LLC, as sales agent, pursuant to which the Company may offer and sell, from time to time, up to an aggregate of $5,900 of its common shares, par value $0.01 per share. During the three months ended March 31, 2022, a total of 344,307 common shares were issued as part of the Company’s ATM offering, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $814.

10.           Earnings / (Loss) per Share

All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. Unvested shares granted under the Company’s incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. For the three months ended March 31, 2022 and 2021, the Company did not pay any dividends. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. The dilutive effect of share-based compensation arrangements is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards are used to purchase common shares at the average market price for the period while the dilutive effect of convertible securities is computed using the if converted method. For the three months ended March 31, 2022 and 2021, securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards and the non-exercised stock options calculated with the treasury stock method, and also shares assumed to be converted with respect to the preferred convertible stock calculated with the “if converted” method. Loss from continuing operations is adjusted by the amount of dividends on Series B Preferred Stock as follows to arrive at the net loss attributable to common equity holders:

	2022		2021
	Basic LPS	Diluted LPS	Basic LPS	Diluted LPS
Net loss from continuing operations	$(2,080)	$(2,080)	$(3,253)	$(3,253)
less deemed dividend on Series B preferred stock upon exchange of common stock	(9,271)	(9,271)	-	-
less dividends on Series B preferred shares	(127)	(127)	-	-
Net loss attributable to common stockholders from continuing operations	(11,478)	(11,478)	(3,253)	(3,253)

Net income from discontinued operations	-	-	400	400

Total net loss attributable to common stockholders	(11,478)	(11,478)	(2,853)	(2,853)

Weighted average number of common shares outstanding	3,345,664	3,345,664	5,007,493	5,007,493

Loss per common share, continuing operations	$(3.43)	$(3.43)	$(0.65)	$(0.65)

Earnings per common share, discontinued operations	$-	$-	$0.08	$0.08

Loss per common share, total	$(3.43)	$(3.43)	$(0.57)	$(0.57)

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

11.           Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Currently, the Company does not have any derivative instruments to manage such fluctuations.

12.           Subsequent Events

(a)
At-The-Market (“ATM”) Offering: Subsequent to the balance sheet date and up to May 2022, a total of 182,609 shares of the Company’s common stock were issued as part of the Company’s ATM offering (Note 9), and the net proceeds received, after deducting underwriting commissions and offering expenses payable by the Company, amounted to $537. The Company suspended its ATM offering in May 2022.

(b)
Underwritten Public Offering: On May 27, 2022, the Company completed an underwritten public offering of 7,620,000 units at a price of $1.05 per unit. Each unit consists of one common share (or pre-funded warrant in lieu thereof) and one Class A warrant to purchase one common share, and was immediately separated upon issuance. Each Class A warrant is immediately exercisable for one common share at an exercise price of $1.05 per share and will expire five years from issuance. The Company has granted the underwriters a 45-day option to purchase up to an additional 1,143,000 common shares and/or prefunded warrants and/or 1,143,000 Class A warrants, at the public offering price, less underwriting discounts and commissions (the “Over-allotment Option”). The offering closed on June 1, 2022, and the Company received proceeds of $7,386, net of underwriters’ fees and expenses, including the partial exercise of the Over-allotment Option by the underwriters of 890,500 Class A Warrants to purchase up to 890,500 common shares at $0.01 per share.

(c)
Acquisition of New Vessel: On June 16, 2022, the Company, through a newly established subsidiary, entered into a memorandum of agreement with unrelated parties, to acquire the Aframax tanker vessel “Maran Sagitta”, to be renamed “P. Sophia”, for the purchase price of $27,577. The vessel was delivered to the Company on July 5, 2022 and the Company paid the purchase price with own funds and proceeds from a new loan facility (see paragraph (d) below).

(d)
New Loan Facility with Piraeus Bank: In relation with the acquisition of the vessel “P. Sophia” discussed above (see paragraph (c)), the Company signed on June 30, 2022 a loan agreement with Piraeus Bank for a new loan facility of up to $31,933, to partially finance the acquisition of “P. Sophia” with loan proceeds of up to $24,600, and to refinance the existing trance of the vessel “P. Yanbu” by $7,333 (Note 7). On July 1, 2022, the Company utilized the full amount of $31,933 and paid arrangement fees of $240. On July 5, 2022 the ship-owning company of “P. Yanbu” was released from the loan agreement dated December 3, 2020 (Note 7), which remains in effect for the two vessels “P. Fos” and “P. Kikuma”.

(e)
Receipt of NASDAQ Notice: On July 13, 2022, the Company received written notification from The NASDAQ Stock Market LLC (“NASDAQ”), indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance is until January 9, 2023. The Company intends to cure this deficiency within the prescribed grace period.